UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission File Number: 001-42423

BRAZIL POTASH CORP.

(Translation of registrant’s name into English)

198 Davenport Road

Toronto, Ontario, Canada, M5R 1J2

Tel: +1 (416) 309-2963

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. ☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Any Market Purchase Agreement

On May 1, 2025 (the “Execution Date”), Brazil Potash Corp. (the “Company”) entered into an Any Market Purchase Agreement (the “ELOC Purchase Agreement”) with an institutional investor (the “ELOC Purchaser”), whereby the Company may offer and sell, from time to time at its sole discretion, and whereby the ELOC Purchaser has committed to purchase, up to $75 million of the Company’s common shares, no par value (the “Common Shares”), subject to the limitations described below and in the ELOC Purchase Agreement. Pursuant to the ELOC Purchase Agreement, the Company agreed to provide the ELOC Purchaser with certain registration rights related to the shares issued under the ELOC Purchase Agreement and file a registration statement (the “Initial Registration Statement”) not later than twenty business days after the Execution Date. The following is a summary of the terms of the ELOC Purchase Agreement, which does not purport to be complete and is qualified in its entirety by reference to the full text of the ELOC Purchase Agreement, a copy of which is furnished as Exhibit 10.1 to this Report of Foreign Private Issuer on Form 6-K, and is incorporated by reference herein. Capitalized terms used herein without definition will have the meanings assigned to them in the ELOC Purchase Agreement.

The Company may, from time to time and at its sole discretion, direct the ELOC Purchaser to purchase Common Shares upon the satisfaction of certain conditions set forth in the ELOC Purchase Agreement at a purchase price per share based on the market price of Common Shares at the time of sale as computed under the ELOC Purchase Agreement. There is no upper limit on the price per share that the ELOC Purchaser could be obligated to pay for Common Shares under the ELOC Purchase Agreement. The Company will control the timing and amount of any sales of Common Shares to the ELOC Purchaser, and the ELOC Purchaser has no right to require the Company to sell any shares to it under the ELOC Purchase Agreement. In consideration for the ELOC Purchaser’s execution and delivery of the ELOC Purchase Agreement, the Company agreed to issue to the ELOC Purchaser (i) $375,000 worth of the Company’s Common Shares (the “First Tranche”) issuable within one business day from the earlier of (a) effectiveness of the Initial Registration Statement filed by the Company, and (b) 180 days from the Execution Date and (ii) $375,000 worth of the Company’s Common Shares issuable within 180 days from the date on which the First Tranche is required to be issued and delivered (such shares together with the First Tranche, the “Commitment Shares”), in accordance with the terms and subject to the conditions of the ELOC Purchase Agreement.

The Company does not have a right to commence any sales of Common Shares to the ELOC Purchaser under the ELOC Purchase Agreement until the time when all of the conditions to the Company’s right to commence sales of Common Shares to the ELOC Purchaser set forth in the ELOC Purchase Agreement have been satisfied, including that a registration statement covering the resale of such shares is declared effective by the SEC and the final form of prospectus is filed with the SEC. The Common Shares that may be issued under the ELOC Purchase Agreement may be sold by the Company to the ELOC Purchaser at the Company’s discretion from time to time during the period commencing on the date on which the ELOC Purchaser receives the First Tranche of the Commitment Shares and ending on the earlier of (i) the second anniversary of the Execution Date, (ii) the date on which the ELOC Purchaser has received such number of Common Shares for aggregate consideration equal to $75.0 million pursuant to the ELOC Purchase Agreement, and (iii) the date on which the Common Shares fail to be listed or quoted on NYSE American LLC or any successor stock market (the “Commitment Period”). During the Commitment Period, the Company will control the timing and amount of any sales of Common Shares to the ELOC Purchaser. Actual sales of Common Shares to the ELOC Purchaser under the ELOC Purchase Agreement, if any, will depend on a variety of factors to be determined by the Company from time to time, including, among others, market conditions, the trading price of the Common Shares and determinations by us as to the appropriate sources of funding and the Company’s operations.

In no event will the Company issue to the ELOC Purchaser under the ELOC Purchase Agreement more than 7,678,906 Common Shares, including the Commitment Shares, representing 19.99% of the total number of Common Shares outstanding immediately prior to the execution of the ELOC Purchase Agreement (the “Aggregate Limit”), unless (i) the Company obtains the approval of the issuance of such shares by its shareholders in accordance with the applicable stock exchange rules, or (ii) the Company obtains and submits to the stock exchange and the ELOC Purchaser a written statement from an independent counsel in the Company’s home country certifying that the Company’s practices, including the practices of not obtaining shareholder approval to issue more than the Aggregate Limit, are not prohibited by the home country’s laws, or any equivalent document that serves such purpose with respect to the stock exchange.

In all cases, the Company may not issue or sell any Common Shares to the ELOC Purchaser under the ELOC Purchase Agreement which, when aggregated with all other Common Shares then beneficially owned by the ELOC Purchaser and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3 promulgated thereunder), would result in the ELOC Purchaser beneficially owning more than 4.99% of the outstanding Common Shares (the “Beneficial Ownership Limitation”). However, upon delivery of a written notice to the Company, the ELOC Purchaser may from time to time increase or decrease the Beneficial Ownership Limitation to any other percentage not in excess of 9.99% and not lower than 4.99% as specified in such notice.

At any time during the Commitment Period, subject to other conditions, the Company may direct the ELOC Purchaser to purchase a number of Common Shares in an amount up to $1,000,000 (unless the Company and the ELOC Purchaser mutually agree in writing to increase the amount to an amount not to exceed $5,000,000) at a purchase price equal to 92.5% of the lowest daily VWAP (as defined in the ELOC Purchase Agreement) for the Common Shares during the five business days prior to the closing date with respect to a purchase notice.

The net proceeds under the ELOC Purchase Agreement to the Company will depend on the frequency and prices at which the Company sells its Common Shares to the ELOC Purchaser. The Company expects that any proceeds received by it from such sales to the ELOC Purchaser will be used for working capital and general corporate purposes.

The ELOC Purchase Agreement contains customary representations, warranties and agreements of the Company and the ELOC Purchaser, limitations and conditions regarding sales of Common Shares, indemnification rights and other obligations of the parties.

From the Execution Date until the first anniversary of such date, upon any issuance, subject to certain exclusions, by the Company or any of its subsidiaries of Common Shares or any securities of the Company or its subsidiaries which would entitle the holder thereof to acquire at any time Common Shares, for cash consideration, indebtedness, or a combination thereof (a “Subsequent Financing”), the ELOC Purchaser has the right to participate in up to an amount of the Subsequent Financing equal to, in the aggregate, 5% of the amount sold in the Subsequent Financing on the same terms, conditions and price provided for in the Subsequent Financing. The ELOC Purchaser has agreed that, during the term of the ELOC Purchase Agreement, it will not engage in or effect, directly or indirectly, any short sales involving the Company’s securities or any hedging transaction that transfers the economic risk of ownership of the Common Shares.

The ELOC Purchase Agreement will automatically terminate on the earliest to occur of (i) the end of the Commitment Period, or (ii) the date that the Company commences a voluntary case or any person commences a proceeding against the Company, a custodian is appointed for the Company or for all or substantially all of its property, or the Company makes a general assignment for the benefit of its creditors. In addition, the Company may terminate the ELOC Purchase Agreement at any time after the execution date of the ELOC Purchase Agreement effective upon at least five business days’ prior written notice to the ELOC Purchaser.

Issuance of Press Release

On May 6, 2025, the Company issued a press release announcing the entry of the ELOC Purchase Agreement. A copy of the Company’s press release is furnished as Exhibit 99.1 hereto and incorporated herein by reference, and shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

EXHIBIT INDEX

Exhibit No.	Description

10.1	Any Market Purchase Agreement, dated May 1, 2025.

99.1	Press release of the Company, dated as of May 6, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRAZIL POTASH CORP.

Date: May 6, 2025	By:	/s/ Matthew Simpson
Name: Matthew Simpson
Title: Chief Executive Officer